EXCO Resources, Inc. 12377 Merit Drive ● Suite 1700 ● Dallas, Texas 75251 Phone (214) 368-2084 ● Fax (972) 367-3559

July 9, 2015

Mr. H. Roger Schwall

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	EXCO Resources, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed February 25, 2015

Form 10-Q for the Fiscal Quarter Ended March 31, 2015

Filed April 29, 2015

Response Letter Dated May 5, 2015

File No. 1-32743

Dear Mr. Schwall:

We are writing to provide a supplement to our letter dated June 1, 2015 regarding the above-referenced filings of EXCO Resources, Inc. (the “Company,” “we,” “us,” or “our”). This supplement is intended to provide further clarification related to the aforementioned letter as discussed during a conference call between the Staff and the Company on July 8, 2015.

In order to clarify the potential near-term effects of different oil and natural gas prices on our ceiling test limitation and proved reserves as of the most recent reporting date, we propose to include additional disclosures in our future quarterly and annual reports when applicable. These additional disclosures will be applicable in periods that we expect to incur future ceiling test impairments and downward revisions to our proved reserves as a result of changes in commodity prices. The disclosures will provide the estimated effects utilizing prices based on a 12-month simple average, which will include additional history of oil and natural gas prices after the end of the reporting period. The 12-month average will include prices available for the nine months preceding the reporting date and prices reasonably available after the end of the reporting period. The prices available for the most recent month after the end of the reporting period will be held constant to complete the remaining period(s) of the 12-month average. Please see below for an example of this disclosure:

“If the simple average of oil and natural gas prices as of the first day of each month for the trailing 12-month period ended June 30, 2015 had been $            per Mcf for natural gas and $            per Bbl for oil while all other factors remained constant, our ceiling test limitation related to the net book value of our proved oil and natural gas properties would have been reduced by approximately $            million. The aforementioned prices were calculated based on a 12-month simple average, which includes the oil and natural gas prices on the first day of the month for the 10 months ended July 2015 and the prices for July 2015 were held constant for the remaining two months. This reduction would have increased the impairment of our oil and natural gas properties pursuant to the ceiling test by approximately $            million on a pro forma basis. The pro forma

reduction in our ceiling test limitation is partially the result of a pro forma decrease in our Proved Undeveloped Reserves of approximately __%, which was primarily due to certain locations that would not be economical when using these prices. This calculation of the impact of lower commodity prices is prepared based on the presumption that all other inputs and assumptions are held constant with the exception of oil and natural gas prices. Therefore, this calculation strictly isolates the impact of commodity prices on our ceiling test limitation and Proved Reserves. The impact of price is only a single variable in the estimation of our Proved Reserves and other factors could have a significant impact on future reserves and the present value of future cash flows. The other factors that impact future estimates of Proved Reserves include, but are not limited to, extensions and discoveries, changes in costs, drilling results, revisions due to performance and other factors, changes in development plans and production. There are numerous uncertainties inherent in the estimation of Proved Reserves and accounting for oil and natural gas properties in subsequent periods and this pro forma estimate should not be construed as indicative of our development plans or future results.”

If you have any questions, or require additional information regarding our responses, please call me at (214) 210-6941.

Very truly yours,

/s/ Richard A. Burnett

Richard A. Burnett

Vice President, Chief Financial Officer and Chief Accounting Officer

EXCO Resources, Inc.

cc:	Karl Hiller

Brad Skinner

Lily Dang

Karina Dorin

Laura Nicholson

2